Bestway Coach Express Inc.
2 Mott Street, 7th Floor
New York, NY 10013

December 13, 2005.

By EDGAR Transmission and by Hand Delivery

Pamela A. Long
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bestway Coach Express Inc. Registration Statement on Form 10-SB Filed July 15, 2005 File Nos. 0-51437.

On behalf of Bestway Coach Express Inc. (Bestway or the Company), we hereby submit Bestway’s responses to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) set forth in the Staff’s letter, dated August 8, 2005, providing the Staff’s comments with respect to the above referenced registration statement (the Registration Statement) and the Staff’s letter, dated December 7, 2005, regarding Bestway’s compliance with its reporting requirements under section 13(a) of the Securities Exchange Act of 1934.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of Bestway. References in this letter to “we”, “us” and “our” refer to Bestway unless the context indicates otherwise.

1. Update your filing to include interim financial statements as of and for the six months ended May 31, 2005. See Item 310(g) of Regulation S-B.

Bestway response: We have amended the Registration Statement to include interim financial statements as of and for the nine month period ended August 31, 2005.

Background, page 3

2. Identify the casino locations in Connecticut to which Bestway Coach Express provides motorcoach service.

Bestway response: We have revised the registration statement to name the casinos that we provide motorcoach service to. Specifically, we provide service to the Mohegan Sun Resort and Casino in Connecticut and the Tropicana, Taj Mahal, Claridge and Trump Marina in Atlantic City, New Jersey.

3. Provide consistent disclosure for your revenue percentages here and in the table on page 13.

Bestway response: We inadvertently inserted the incorrect percentages in the Background section of the Registration Statement. We have revised those percentages so that they are now consistent with the table on page 13.

Equipment, page 5

4. We note that in about May / June 2005 Bestway Coach Express acquired 11 new MCI motorcoaches and traded in an equal number of older Van Hool motorcoaches. Tell us the carrying amount at the date of trade of the 11 older coaches, the trade-in amount, and how Bestway Coach Express accounted for the purchase/trade-in transactions. We assume that the 11 MCI motorcoaches acquired are new, 2005 model year.

Bestway response: We have revised the Registration Statement to indicate the carrying amounts of the coaches at the trade in dates. The carrying value of the first three coaches that were traded in during May 2005 was $515,223, and the trade-in amount of such coaches, in the aggregate, was $401,631. The carrying value of the remaining eight coaches that were traded in during June 2005 was $1,632,662, and the trade-in amount of such coaches, in the aggregate, was $1,165,156. Bestway Coach accounted for the transactions as a purchase. We also confirm that the 11 MCI motorcoaches are new 2005 motorcoaches.

5. We note the disclosure on page F-7 and elsewhere that Bestway Coach Express leases all of its motorcoaches from various financing companies. Revise the disclosure here to clarify whether the 12 Van Hool motorcoaches are leased. If the 12 Van Hool motorcoaches are leased, file the lease agreements as exhibits to the Form 10-SB.

Bestway response: We have revised the disclosure on page F-7 to indicate that as of November 30, 2004, all of the Company’s motorcoaches were leased. We have also filed the lease agreements as exhibits to the Form 10-SB.

6. Update the status of your plan to replace the remaining 12 Van Hool motorcoaches, and disclose the costs for their replacement.

Bestway response: We are in the process of negotiating the terms of the acquisition of the remaining 12 new MCI motorcoaches. We expect to take delivery of five of these motorcoaches before the end of January 2006. The purchase price per coach for these motorcoaches will be the same as the purchase price per coach of the 11 motorcoaches that we acquired in May 2005. However, MCI has indicated that it is not willing to give us the same trade-in value for our 12 remaining Van Hool motorcoaches that it gave us for the 11 Van Hool motorcoaches that we already traded in. We continue to negotiate this issue with MCI.

Business Risks, page 9

7. State the deductible amount under each insurance policy.

Bestway response: We have revised the risk factor relating to insurance under “Business Risks” to disclose that the deductible per occurrence, per vehicle is $25,000.

Concentrated Control Risks, page 10

8. Disclosure in the last paragraph on page 10 that Bestway Coach Express has no employment agreement with Mr. Wilson Cheng is inconsistent with disclosure on page 15 and elsewhere that Bestway Coach Express entered into an employment agreement with Mr. Cheng on June 5, 2005. Please revise.

Bestway response: We have removed the incorrect disclosure on page 10 that states that Bestway has no employment agreement with Mr. Cheng.

Market Risks, page 11

9. Disclosure in the second paragraph on page 12 that Bestway Coach Express has 11.7 million shares of common stock outstanding is inconsistent with disclosure on page 24 and elsewhere that Bestway Coach Express has 13,680,000 shares of common stock outstanding as of July 14, 2005. Please revise.

Bestway response: We have revised the disclosure in the Registration Statement to change the incorrect reference to 11.7 million shares being outstanding to be consistent with the correct reference to 13,680,000 shares being outstanding.

Management’s Discussion and Analysis, page 12

10. Add disclosure about the frequency of your bus services, such as on a weekly or daily basis, and the typical utilization of your buses, thus allowing the readers of your financial statements to understand your passenger potential that could affect your ability to generate revenue.

Bestway response: We provide daily service from areas around New York City to casinos in Connecticut and Atlantic City, New Jersey. From Monday through Thursday of each week, we have 17 roundtrip schedules to and from the Mohegan Sun Casino & Resort in Connecticut and destinations around New York City. On Friday through Sunday, we increase the number of our roundtrip schedules to the Mohegan Sun to 19. We provide 5 roundtrip schedules from Monday through Thursday from New York City to the following Atlantic City Casinos: Tropicana, Taj Majal, Claridge and Trump Marina. We increase the number of roundtrip schedules to these Atlantic City, New Jersey casinos to 7 Friday through Sunday. On average, we charter about one motorcoach per day to third parties during the week and about 2-3 motorcoaches during the weekend. In addition, we would like to advise the Staff that for the most part, our special destination services and our charter services are provided on a contracted basis and not a per seat basis. Therefore, customer load factors generally do not materially affect our ability to generate revenues. We have revised the Registration Statement to further clarify this point.

Operating Results for Fiscal Year 2004 compared to 2003, page 15

11. Quantify in more detail to the extent possible your results of operations to help readers better understand changes from one year to the next. For example, quantify the material components that impacted the change in sales and operating expenses year over year. See Release No. 33-8350.

Bestway response: We have revised the disclosure under the caption “Operating Results for Fiscal Year 2004 Compared to 2003 (Audited)” to provide more detail regarding the change in our results of operations from year to year.

12. We note that fuel costs are a significant component of your operating costs. Describe Bestway Coach Express’ strategy and any actions that it has taken to deal with rising fuel costs. Also discuss Bestway Coach Express’ ability or inability to pass increased costs to customers.

Bestway response: In order to mitigate the rising cost of fuel, since January 2004 we have used a strategy of purchasing fuel whenever possible from those states in which we operate (Connecticut and New Jersey) where fuel costs are less than our operating base (NY). We have not employed any hedging strategies to assist us in mitigating the rising fuel costs and we have no current intention to do so. We are often able to pass on increased fuel expenses to our customers by increasing our rates. For example, we increased the rates that we charge to one of the casinos that we provide services to by 8% during the period from January 2004 to present and we raised the rates that we charge to two other casinos during the same period by 15 to 28%. However, the market is very competitive and we are not certain that we will continue to be able to recoup increased fuel costs by passing them on to our customers.

Liquidity and Capital Resources, page 17

13. Your analysis of your liquidity and capital resources, particularly your cash flow analysis, should not be recitation of changes and other information evident to readers from your financial statements. Rather, your analysis should provide your readers with information that will allow them to assess your prospects for the future. Expand this section in your filing to address the items discussed in section N of Release No. 33-8350.

Bestway response: We have revised our Liquidity and Capital Resources section to provide more fulsome disclosure that will allow readers of the registration statement to better assess our prospects for the future. This new disclosure includes, methods by which we plan to increase cash flow, enhance liquidity and reduce expenses.

Description of Property, page 20

14. We note the disclosure that Bestway Coach Express leases an administrative office and a garage depot. Since the facilities appear to be material to Bestway Coach Express’ business, advise what consideration you have given to filing the lease agreements as exhibits to the Form 10-SB.

Bestway response: Based upon the Staff’s comment, we have reconsidered the materiality of these agreements and have opted to file them as exhibits to the Registration Statement.

15. We note your disclosure that the lease on your Brooklyn garage increases from $9,000 to $9,500 per month beginning on February 1, 2007. Confirm to us that you are recognizing your rent expense on this lease on a straight line basis over the life of the lease in accordance with FASB Technical Bulletin 85-3.

Bestway response: We intentionally did not recognize the rent expense on the lease of the Brooklyn garage on a straight line basis over the life of the lease because the results of doing so would have been clearly inconsequential to a reader of the financial statements. The aggregate difference to date of recording the expense on a straight-line basis is $5,153 (as of August 31, 2005), and the difference at the date of increase (February 1, 2007) would be $12,000. As the annual expense is currently $108,000 and will be raised to $114,000, the amount of misstatement over an annual period is clearly inconsequential. It seems unreasonable to accept the administrative burden of recognizing the $12,000 difference over the 72 months of the lease.

Security Ownership of Certain Beneficial Owners and Management, page 21

16. Disclosure on page 24 indicates that two million shares were issued to Mr. Wilson Cheng in May 2005. Add a subsequent event footnote that discloses all material equity transactions occurring after the date of the latest interim financial statements presented. Also, your disclosure on page 12 on the number of shares outstanding is out of date. It states that 11,700,000 common shares are outstanding.

Bestway response: Because the audit report date of February 28, 2005 was before the date of issuance of this stock, we have not included the issuance as a subsequent event footnote in the annual report. We have updated the interim financial statements so that we now provide financial statements for the period ended August 31, 2005. These updated interim financial statements provide disclosure regarding the issuance of 2 million shares to Mr. Cheng in June 2005. No equity transactions occurred after the issuance of these shares. We have revised all incorrect references in the Registration Statement to reflect the correct number of shares outstanding. Please note, however, that the shares were issued to Mr. Cheng in June of 2005 and not in May. References to the shares being issued in May were erroneous. We have corrected all of the erroneous references in the Registration Statement.

17. Provide us your analysis to determine the fair value of the two million shares issued to Mr. Wilson Cheng and how this transaction was recorded.

Bestway response: The board of directors met in order to discuss a fair consideration to provide Mr. Cheng in connection with his agreement to personally guaranty the approximately $4,000,000 in debt incurred by Bestway so that Bestway could acquire the new MCI buses. The board determined, after consultation with its consultants and advisors that a guaranty fee of 2.5% or $100,000 was reasonable. The board then evaluated the financial condition and prospects of Bestway and determined that each share of Bestway common stock has a fair market value of $0.05. Since Bestway has very limited cash on hand, the Board determined that it would be in the company’s best interests to pay the guaranty fee in stock and, therefore, issued Mr. Cheng 2,000,000 shares.

18. Revise your disclosure to correct the discrepancy between your beneficial ownership table on page 21 and the discussion of concentrated control risks on page 10. For example, you disclose on page 21 that Mr. Wilson Cheng owns 61.4% of your outstanding shares, but you state on page 10 that he owns 54.7%.

Bestway response: Mr. Cheng owns 61.4% of the outstanding shares. We have corrected the incorrect reference to 54.7% ownership.

Description of Securities, page 24

19. This section’s second paragraph’s last sentence is unclear. Inclusion of the words “as and to receive dividends when” appears inadvertent Please revise.

Bestway response: The reference to “as and to received dividends when” was inadvertent and we deleted it. The sentence now reads as follows: “Holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders and to receive dividends when, and if declared by our board from funds legally available for such purposes.”

Common Stock, page 24

20. We note that Bestway Coach Express issued on May 24, 2005 two million shares of common stock to Mr. Wilson Cheng for his personal guarantee of a financing agreement with Caterpillar Financial Services. Tell us the value attributed to the two million shares issued and how Bestway Coach Express determined that value. Also tell us how Bestway Coach Express is accounting for the guarantee.

Bestway response: Please see our response to comment No. 17. In March 2002, Bestway effected a private placement of 5,000,000 shares at a price per share of $0.10 raising an aggregate of $500,000. Upon completion of the offering, there were 14,000,000 shares outstanding giving Bestway a market capitalization of $1,400,000. The $0.10 offering price was determined by the board of directors of Bestway at the time based upon the Company’s revenues, total assets, and total stockholder’s equity. Bestway’s 2001 audited financials disclosed that the Company had $3,176,596 in revenues, $7,442,631 in total assets and Stockholder’s Equity of $220,618. In determining Bestway’s stock price for purposes of the June 2005 issuance of 2 million shares to Mr. Cheng, the board of directors considered the same factors that it did in March 2002. Based upon Bestway’s audited financial statements for the fiscal year ended November 30, 2004, Bestway had revenues of $5,254,667, but its total assets were only $6,014,069 and Bestway had a stockholder’s deficit of ($651,039). One reason for the stockholder’s deficit was that since March 2002, Bestway had incurred additional debt. Therefore, the board determined based upon these financial indicators, that the fair market value of the stock should be $0.05 per share giving Bestway a market capitalization of $685,000.

Recent Sales of Unregistered Securities, page 27

21. Disclosure that Bestway Coach Express has not sold any of its securities in a private placement or otherwise during the past three years is inconsistent with disclosure on page 24 and elsewhere that Bestway Coach Express agreed to issue Mr. Wilson Cheng two million shares of common stock in exchange for his personal guarantee of $4,046,000 of debt that Bestway Coach Express used to acquire 11 new motorcoaches in June 2005.

Revise this section’s disclosure to comply with the requirements of Item 701 of Regulation S-B.

Bestway response: We have revised our disclosure in the Registration Statement to disclose in accordance with Item 701, the issuance of 2 million shares to Mr. Cheng in May 2005.

Report of Independent Registered Public Accounting Firm, page F-2

22. We note your disclosure on page 9 that “the audit report of our independent auditor for the fiscal year ended November 30, 2004 and 2003 indicates that we have a net capital deficiency that raises substantial doubt about our ability to continue as a going concern.” However, the audit report on page F-2 does not contain a going concern paragraph. Explain to us this discrepancy. We assume that the statement made on page 9 is correct. Further, if your accountant has determined that there is substantial doubt about your ability to continue as a going concern, expand the disclosures to provide robust disclosures on the substantial doubt about your ability to continue as a going concern.

Specifically, revise your disclosure to include:

-	The possible effects of these conditions and events.

-	Your evaluation of the significance of the conditions and events and the mitigating factors.

-	Detailed description of your plans for dealing with the adverse effects of the conditions and events.

-	A discussion of the recoverability or classification of assets and liabilities. Refer to AU Section 341.10 for additional guidance.

Bestway response: The reference on page 9 that “the audit report of our independent auditor for the fiscal year ended November 30, 2004 and 2003 indicates that we have a net capital deficiency that raises substantial doubt about our ability to continue as a going concern” was inadvertently included in the Registration Statement. The independent auditor did not include such a paragraph in their audit report, but the net capital deficiency was referred to in note 1 to the financial statements on page F-7.

23. Provide detailed disclosure in your MD&A of the demands and sources of your cash covering at least a 12 month period from the latest balance sheet date. See Financial Reporting Codification 501,03.a.

Bestway response: We revised our Liquidity and Capital Resources subsection of MD&A to provide more detailed disclosure about the demands and sources of cash over the twelve month period from the latest balance sheet date.

24. We note that your independent public accountant is licensed in the state of Utah while your principal operations are in the state of New York. Confirm to us that Child, Sullivan and Company is in compliance with the New York State licensing requirements for its audit of your financial statements. If there is noncompliance with New York State requirements, you should consider the need for additional disclosure, your independent public accountant should consider registering with the state of New York, or you should consider obtaining audit services from a different independent public accountant.

Bestway response: Our independent public accountant is currently in the process of registering with the State of New York to ensure that all licensing requirements are in place. But for the audit period, the time they spent in New York was short, and mainly incidental to the audit.

25. We have noted the reference to restated financial statements in the audit report. Within your MD&A and in the footnotes to the financial statements, provide disclosure that explains the nature of this restatement. Include a tabular reconciliation of the previously reported amounts to the restated amounts. We assume that the restatement does not refer to the change in par value as discussed in note 19.

Bestway response: A note in reference to the restated financial statements is now included in the audit report. See note 20 on page F-20 for this information.

Capitalized Lease Obligation, page F-3

26. We note that at November 30, 2004 accounts payable and accrued liabilities included $104,459, representing interest and penalties on delinquent lease payments. Tell us whether any delinquencies exist at the current date. If so, tell us the amount and describe the situation in MD&A.

Bestway response: Delinquent interest and penalties on lease payments equaled $28,296 at August 31, 2005. This amount is included in the updated quarterly report under the balance sheet caption “Accrued expenses.”

27. We note that at February 28, 2005 and November 30, 2004 current maturities of capitalized lease obligations are reflected as $1,284,282 at both dates. Confirm that the amounts are correct.

Bestway response: The August 31, 2005 and November 30, 2004 current maturities of capitalized lease obligations are accurate as stated, and there is a change from the year-end date to the quarter-end date. The February 28, 2005 amount was materially accurate as well, but it is no longer included in the filing as of the current update.

Revenue Recognition, page F-9

28. We note your disclosure on page 3 that in your per seat operations you are paid by each individual customer. However, you state in your trade receivables policy on page F-11 that 96% of your balance as of November 30, 2004 is due from one casino customer. Expand your revenue recognition policy to differentiate between contracted and per seat basis. Also address the criteria in SAB Topic 13 to recognize revenue in your policy.

Bestway response: We have expanded the revenue recognition policy as recommended. See note 2, Revenue Recognition, on page F-9.

29. We note your disclosure that a liability for receipts from services sold but not yet earned is recorded as unredeemed services. Disclose this amount, if material. We understand that the amount is included in the caption, accounts payable and accrued liabilities. The amount of accounts payable should be stated separately. Any material component of accrued liabilities should be stated separately.

Bestway response: We have changed the accounts payable captions to separately state material components of accounts payable and accrued liabilities, including Accounts payable, Payroll taxes payable, Accrued expenses, and Customer deposits. Unredeemed services were not material as of the balance sheet dates and are therefore not separately stated.

Note 6. Property and Equipment, page F-11

30. We note your disclosure on page F-7 that your 23 motorcoaches are leased “generally under long-term capitalized leases for a term of seven years.” Further, you have disclosed in note 7 on page F-12 that during the year ended November 30, 2004 you “exercised the purchase options associated with these leases, which had the effect of extending the leases on these buses generally over three (3) more years.” However, you disclose in note 6 on page F-11 that your motorcoach capitalized leases have an estimated useful live of 15 years. We note your disclosure on page F-7 that your entire fleet of 23 motorcoaches is leased. In consideration of paragraph 11 of SFAS No. 13, explain to us why you are amortizing your capitalized leases for motorcoaches over a life greater than the life of the leases.

Bestway response: When the motorcoaches were originally leased, management’s intent was to exercise the bargain purchase options at the end of the leases and continue to operate the coaches through their useful life, which was estimated to be 15 years. Depreciation, therefore, was based on SFAS No. 13, paragraphs 7b and 11a, which allow the company to amortize the assets in a manner consistent with normal depreciation policies for owned assets. However, management recently determined that in order to increase its competitive advantage, they would trade in the older coaches and purchase newer models. The effects of this change in estimated useful life are to be recorded in the current year. The company will change the coaches’ estimated useful lives to reflect the new estimates from this point forward.

Note 9. Major Customers, page F-14

31. Disclose separately in your footnotes the revenue applicable to each customer that is 10% or more of your total revenue. See paragraph 39 of SFAS 131.

Bestway response: We have updated the Major Customers footnote to include disclosure of the customers that contributed 10% or more of total revenues for the periods.

Note 14. Acquisition of Subsidiary, page F-18

32. We reviewed the Form 10-KSB for AMCO Transport Holdings, Inc., for the fiscal year ended December 31, 2002 and note that assets were a zero balance at December 31, 2002 and 2001 and there was zero revenue for the years ended December 31, 2002 and 2001. In consideration of these facts, explain to us how you determined that there was not goodwill impairment upon the completion of this acquisition. See paragraphs 18-29 of SFAS 142.

Bestway response: The purchase price of AMCO Transport Holdings, Inc., was not based on assets, but rather on the value of the company as a public reporting shell company. Goodwill was based on the purchase price of the shares. The AMCO shares were sold for a gain in November 2004, which supported our assertion that there was no goodwill impairment loss over the time we held the shares.

Trade Accounts Receivable, net, page F-2 (interim)

33. We note that the balance of trade accounts receivable increased from $246,985 at November 30, 2004 to $391,266 at February 28, 2005. Tell us whether the trade receivables at February 28, 2005 have been fully collected. Continue to disclose any concentration in trade receivables at both year end and interim dates. We note that at November 30, 2004 trade receivables were: concentrated in one casino customer.

Bestway response: The balance of trade accounts receivable at August 31, 2005 was $138,337. Of the total, 95% was concentrated in one casino customer. Of this amount, substantially all of the receivables have been fully collected. We have added this disclosure to the footnotes to the interim financial statements, see note 3 of the interim financial statements.

Inventories, page F-2 (interim)

34. Explain to us why your inventory balance of $119,046 remained unchanged from November 30, 2004 to February 28, 2005. Tell us if a physical inventory was conducted at or for your interim balance sheet date of February 28, 2005. Further, explain to us why your fuel component of inventory remained unchanged from November 30, 2003 to November 30, 2004.

Bestway response: A physical inventory count is conducted each quarter. The August 31, 2005 interim financial statements reflect a change in the total inventory balance from the November 30, 2004 reported value. The February 28, 2005 value was materially correct, but is no longer a part of the filing. In regards to the fuel component of inventory, the balance remains constant from year to year because the amount is an estimate of the fuel held in the tanks of the coaches. It would be cost prohibitive to attempt to determine the exact value of the fuel held in the coach tanks at year end, and management has determined that the stated value is a materially accurate estimate of that amount.

Exhibit Index

35. You omitted exhibit 12, code of ethics, from the exhibit index. See Item 1(b) of part III of Form 10-SB, and revise.

Bestway response: We have revised the exhibit index to include exhibit 12 - Code of Ethics and we re-filed the Code of Ethics as an exhibit.

As requested in the Staff’s comment letter, we hereby inform you that we acknowledge and agree that:

- Bestway is responsible for the adequacy and accuracy of the disclosures in the filings.

- The Commission’s comments or changes to disclosures in response to Bestway comments do not foreclose the Commission from taking any action on the filings.

- Bestway may not assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 608-8988 or Louis A. Bevilacqua, Esq. of Thelen Reid & Priest LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

BESTWAY COACH EXPRESS, INC.

By:	/s/ Wilson Cheng
Wilson Cheng
Chairman, Chief Executive Officer, President and Treasurer.